82-3507

05012557

November 9, 2005
For immediate release

Sumitomo Metals Announces Results for the First Half of Fiscal Year 2006

Sumitomo Metal Industries, Ltd. announced today its financial results for the First Half of FY2006 (ending March 31, 2006)

<Consolidated Results for the First Half of FY2005>

(Unit: Million of yen)

	FY2006 First Half	FY2005 First Half	FY2005 Full Year
Sales	730,565	573,911	1,236,920
Operating profit	144,805	78,325	182,878
Recurring profit	131,840	71,627	173,245
Net Income (loss)	92,072	45,120	110,864

<Non-Consolidated Results for the First Half of FY2005>

(Unit: Million of yen)

	FY2006 First Half	FY2005 First Half	FY2005 Full Year
Sales	450,023	357,341	772,866
Operating profit	104,273	55,373	126,491
Recurring profit	90,243	47,262	110,745
Net Income (loss)	43,073	28,475	71,695

11/16

1. Management policy, business performance and financial situation

(1) Management policy

a. Operational targets and basic policy for corporate management

The Sumitomo Metals Group is continuing to implement various measures designed to "Restructure the steel business and enhance its competitiveness" and "Strengthen its financial position", based on its Medium-Term Business Plan (FY2003 to FY2006).

In order to satisfy our shareholders, customers, suppliers, local communities, employees and other stakeholders, we are making efforts to develop a corporate structure capable of responding appropriately to a rapidly changing business environment and capable of maintaining a consistently high level of profitability.

In FY 2005, a year ahead of schedule, the Sumitomo Metals Group exceeded the FY2006 targets listed below, which were set forth in the Medium-Term Business Plan (FY2003 to FY2006), in both the consolidated and non-consolidated accounts. In FY2006, we will continue our efforts to strengthen and enhance our current corporate structure.

(Operational goals - financial targets of the Medium-Term Business Plan) (units: bil. Yen)

		(Consolidated) FY2006	(Non-consolidated) FY2006	(Consolidated) Results for FY2006
Sales		1,000	620	1,236.9
Operating profit		94	70	182.8
Return on assets (ROA)		5%	5.1%	9.5%
Recurring profit		70	50	173.2
Total assets		1,850	1,350	1,923.1
	Outstanding debt	990	690	885.9
	Shareholders' capital	415	432	483.2
Equity ratio		22%	32%	25%
Debt/Equity ratio		2.4/1	1.6/1	1.8/1

(National Crude Steel Production: 95 million tons; one dollar = 115 yen)

b. Sumitomo Metals' basic policy regarding dividends

The Company has decided to make an interim dividend payment of 2.5 yen per share as part of its intent to continue the previous period's dividend policy of 5 yen per share for the entire fiscal year.

c. Basic approach to corporate governance, and policies in action

(Basic approach)

In order to satisfy our shareholders, customers, suppliers, local communities, employees and other shareholders, the Sumitomo Metals Group is making efforts to achieve effective corporate governance, to build a solid corporate structure of maintaining a consistently high level of profitability, and is strengthening its business basis with a view to further expansion.

In September 2005, the Fair Trade Commission recommended the imposition of sanctions against the Company alleging that the Company violated the Antimonopoly Act in connection with certain competitive biddings for super structure of steel bridge construction projects and the Company accepted such recommendation. Recognizing the seriousness of the matter is enhancing the thoroughness of its compliance program to prevent reoccurrences.

(Corporate governance policies in action)

Management decision-making, execution of decisions and supervision

1. Important matters concerning the operations of Sumitomo Metals and the Sumitomo Metals Group are to be carefully discussed in "management meetings" (in principle, held twice a month). Final decisions concerning these matters are made at meetings of the Board of Directors (in principle, held once a month). The Board's decisions are implemented by the executive officers in each of their respective departments. The Company introduced an executive officer system in June 1999 to accelerate the decision-making process and increase administrative efficiency by separating the decision-making/supervisory functions from the executive functions. At present there are 10 Directors and 26 Executive Officers (including Executive Officers who are also Directors).
2. The Corporate Auditors, their staff and the Internal Auditing Department monitor and audit the legal compliance and the effectiveness of the decisions of Directors and the execution of duties by the executive officers. At present there are four (4) Corporate Auditors, including two (2) external Corporate Auditors, neither of whom has any financial relationship with the Company. At meetings of the Board of Corporate Auditors (in principle, held once a month), the Corporate Auditors decide matters relating to the execution of their duties, including audit policies and schedules, and each corporate auditor carries out his or her duties in line with those decisions. The Internal Auditing Department prepares an internal audit plan, and audits business operations of the Company and major Group companies. Tohmatsu & Co., an auditing company, conducts financial audits. The Corporate Auditors, the Internal Auditing Department and the financial auditor report and explain their respective audit plans, progress and results, and exchange information and opinions.

   Note: Names of certified public accountants who carried out audit activities:

   Designated employees, business operation employees

   Nobuhide Doira, Osami Yoshida, Yoshitomo Shibata, and Yukitaka Maruchi
3. In April 2002, Sumitomo Metals introduced an internal company system and reorganized its businesses into four companies (Steel Sheet, Plate, Titanium & Structural Steel Company; Pipe & Tube Company; Railway, Automotive & Machinery Parts Company; and Engineering Company) and the Head Office/Corporate Research & Development Laboratory. Under this internal company system, each business unit has an administrative and operational structure that covers steps from manufacturing through sales. Each company president is responsible for the consolidated business performance of his or her business unit, including affiliated Group companies. Each internal company will endeavor to strengthen its ability to respond to customer needs in ways that are suitable for the characteristics of its

business, and to establish a more flexible management style.

Nomination of Director and Executive Officer candidates by committees

1. The Personnel Committee (chaired by the President) nominates candidates for the positions of Director and Executive Officer, reports to the Board of Directors and also deliberates and decides other matters concerning personnel.
2. The Board of Corporate Auditors considers the candidates for the position of Corporate Auditor who have been put forward by the Board of Directors. The Board of Corporate Auditors discusses and decides the remuneration to be paid to each Corporate Auditor.
3. The Affiliated Company Management Council (chaired by the President) evaluates the business performance of the major Group companies and considers remuneration and other matters concerning the presidents of each company.

Compliance and risk management

1. Sumiomo Metals recognizes that compliance is a fundamental component of corporate management. In January 1997, the Company enacted the Sumitomo Metals' Corporate Code of Conduct, clarified the basic rules that officers and employees should follow in performing their duties, and had the Legal Department and other departments hold compliance training courses.
2. The Company established a Compliance Committee (chaired by the Executive Vice President in charge of legal affairs) in October 2002 in order to a) strengthen the levels of compliance in both Sumitomo Metals and other Group companies, and b) prevent the occurrence of illegal conduct. In April 2003 the Company also set up a Compliance Consultation Office where employees of Sumitomo Metals and other Group companies can directly discuss matters relating to compliance. The company also established an Environment Committee (chaired by the Executive Vice President in charge of technology) in November 2004 to promote strengthened environmental efforts by Sumitomo Metals and other Group companies. Furthermore, the Company set up an Information Security Committee, which is chaired by the Executive Vice President in charge of Corporate Planning Department (Information Systems), in April 2005 to implement the measures to protect our information assets, prompted by the execution of Act on the Protection of Personal Information.
3. The Company established a Risk Management Committee (chaired by the President) in August 2000 to enable all of our companies to make a unified response in the event of a major disaster, accident, illegal act, etc., and to enhance the Company's ability to conduct rapid and appropriate risk management.

Information disclosure

In accordance with applicable laws, ordinances and related regulations, Sumitomo Metals is working to increase the transparency of management by disclosing important information relating to the management of the Company and the Group companies on a timely and appropriate basis. The Company is actively involved in investor relations (IR) to deepen the level of shareholder and investor understanding of Sumitomo Metals and the Sumitomo Metals Group companies.

(2) Business performance and financial situation

a. Business performance

a-1. Current period

During the reporting period, despite a significant increase in crude oil prices, the Japanese economy made a gentle recovery supported by an increase in plant and equipment investment due to improved corporate profits, a renewal of personal consumption. The global economy, principally in the United States and China, made a steady growth.

In the steel business, high- and medium-grade steel demand remained firm in domestic and overseas markets due to sales to vehicle producers, shipbuilders and other manufacturers. For general-use steel, rapid increase of steel production in China led to higher stock level of steel, chiefly steel for spot sales, in Japan. The polarization of steel supply and demand is becoming apparent.

In this environment, the Sumitomo Metals Group made efforts to restructure the steel business and reduce costs. It also improved steel prices to cover raw material costs with the understanding of customers. Because the ratio of steel for spot sales is low and the ratio of high-grade steel such as seamless pipe is high in the business portfolio, the Company minimized the effects of short-term steel supply and demand fluctuation. As a result, during the reporting period, the crude steel production of the Group maintained the high level, totaled 6.7 million tons, and the Company improved profitability.

(Management Policy)

In light of the prevailing business environment, the Sumitomo Metals Group has manufactured general-use steel products depending on demand while making efforts to meet customers' demands for a steady supply of high-grade steel materials. The Group has continued to implement measures to curtail expenses, and to increase steel prices to cover cost increases, due to the surge in raw material prices, with the understanding of the customers. Through these efforts, the Group has improved profitability.

(Current topics)

Promising energy-related businesses

1. Growing global energy demand

In Brazil, Russia, India, China and other regions of the world, economies are growing. Global energy demand is rapidly expanding. This burgeoning demand for energy has prompted the development of oil fields and the development of cleaner forms of energy such as natural gas. The Chinese government is proceeding with the construction of power stations as part of its plan to boost the output of power generation.

2. Sumitomo Metals product categories in response to energy demand

(1) Seamless pipe, large-diameter welded steel pipe

a. Sought-after high-added-value products

We expect that oil and natural gas development projects of the future will be in harsher environments, such as in extremely cold regions and in deep-sea, than ever before. This will lead to demand for the type of pipes we produce with pride—pipes with high strength, low-temperature toughness, and corrosion resistance. In China there is an immediate

need to construct power generation systems that can operate at higher temperatures and pressures to enhance the efficiency of power stations. As such, we expect demand for high-performance boiler tubes to increase.

b. Long-standing participation in the energy industry and relationships with major oil companies

For many years we have assisted the energy industry, and have established ourselves as the world's sole general pipe manufacturer capable of supplying pipes of all kinds, for use in drilling, refineries, and pipelines. Our long history and business successes have built up a relationship of trust with our customers, especially major oil companies, who regard us as the world leader in terms of developmental technology, product quality and manufacturing technology.

c. Recognizing the importance of long-term agreements with the "super-major" oil companies, greater developmental technology and manufacturing technology superiority

At present, the supply/demand environment of seamless pipes and large-diameter welded steel pipes is changing. On the demand side, the major oil companies are amalgamating through mergers and buyouts to create "super-major" oil companies. On the supply side, restructuring is progressing on a global scale.

Given these conditions, the Company is giving careful consideration to the relationship it has built up with the "super-major" oil companies and the leading boiler-makers, and is attempting to creat a stable income structure through long-term contracts.

The Company's steel pipe mills are currently operating at high levels, and this trend is expected to continue. The Company will continue to upgrade its developmental technology, to develop pipes that are able to withstand harsher operating conditions, and will continue to strengthen its manufacturing technology so that it can produce pipes more efficiently. The Company is placing a greater priority on products with higher added value, and is planning to increase profitability.

(2) Steel plates

The Company has a competitive advantage in steel plates production, for large-diameter welded steel pipes for use in the energy sector, for construction of marine structures (oil and natural gas drilling bases), penstocks (at hydroelectric power stations), and for other applications.

While the global demand for energy continues to grow, the Company is continuing to operate at high levels, with production volume per mill at the highest levels in Japan (at approx. 1.9 million tons per year).

(Current interim business results)

On a consolidated basis, sales were 730.5 billion yen (a 156.6 billion yen increase over the previous interim period), operating profit was 144.8 billion yen (a 66.4 billion yen increase over the previous interim period), recurring profit was 131.8 billion yen (a 60.2 billion yen increase over the previous interim period), and interim net income was 92.0 billion yen (a 46.9 billion yen increase over the previous interim period). Operating profit, recurring profit and interim net income on a consolidated basis all posted record levels.

On a non-consolidated basis, sales were 450.0 billion yen (a 92.6 billion yen increase over the previous interim period), operating profit was 104.2 billion yen (a 48.8 billion yen increase over the previous interim period), recurring profit was

90.2 billion yen (a 42.9 billion yen increase over the previous interim period), and interim net income was 43.0 billion yen (a 14.5 billion yen increase over the previous interim period). Operating profit, recurring profit and interim net income on a non-consolidated basis all posted record levels.

Consolidated debt, an important issue for management, was reduced by 89.7 billionyen during the current interim period, to 796.1billion yen.

(Performance in each segment)

<Steel business>

Steel Sheet, Plate, Titanium & Structural Steel Company

The Steel Sheet, Plate, Titanium & Structural Steel Company carried out three key measures set forth in the Medium-Term Business Plan (FY2003 to FY2006) to enable the structural reform of the steel sheet business according to schedule. These three measures were:

- Bringing the No. 1 blast furnace on line at Kashima Steel Works and stable operations of the furnace;
- Shut down of the hot rolling mill at Wakayama Steel Works to concentrate mass production of steel sheets at Kashima Steel Works; and
- Increasing the supply of slabs from Wakayama Steel Works to the China Steel Corporation (CSC) Group of Taiwan to 1.8 million tons per year.

As a result, both the Kashima and Wakayama steel works now have the ability to operate at high levels, creating a well-balanced production system from upstream to downstream processes.

Furthermore, the Company is making efforts to offer steady shipments of steel to customers by securing supplies of raw materials, enhancing its responsiveness in terms of production and shipment, and improving the price of steel products to factor in the higher costs of raw materials.

The Company is steadily investing to enable continuous growth. As part of planned renovations and renewals to the Kashima and Wakayama Steel Works blast furnaces, work began in May this year on the renovation of the No. 3 furnace at the Kashima Steel Works. At the Wakayama Steel Works, the Company will implement the improvement of upstream processes, which includes the renewal of the blast furnace, with strengthening environmental measures to the local community.

To respond to future growth in demand for galvanized steel sheets by automotive and electrical machinery manufacturers, construction of a new hot-dip galvanizing line at the Kashima Steel Works began in April 2005.

Consolidated total sales for the Steel Sheet, Plate, Titanium & Structural Steel Company were 337.5 billion yen.

Pipe & Tube Company

The Pipe & Tube Company's manufacturing of seamless pipes and large-diameter welded steel pipes is continuing at a high level due to increased development of oil and natural gas fields in response to the rapid increase in the price of crude oil and rising energy demand around the world.

For seamless pipe, the main product of the Company, in response to burgeoning demand for stainless boiler tubes for thermal power stations in China, where electricity demand is rapidly increasing, the Pipe & Tube Company has decided to boost heat-treatment capacity and other finishing facilities at the Steel Tube Works (Amagasaki).

The Pipe & Tube Company received sizeable orders for large-diameter welded steel pipes for a pipeline for the world's

largest LNG production project in Qatar.

Consolidated total sales for the Pipe & Tube Company were 187.6 billion yen.

Railway, Automotive & Machinery Parts Company

As part of its strategy to reach the goal of supplying 10% of the global automotive crankshaft market, the Railway, Automotive & Machinery Parts Company began work to increase production capacity at International Crankshaft Inc., its U.S. manufacturing and sales company, from 1.3 million tons per annum to 1.5 million tons, by improving facilities to raise productivity. Furthermore, in October 2005, the Company decided to install the second forging press line at Huizhou Sumikin Forging Co., Ltd., the subsidiary for the manufacture and sales of forged crankshafts in China, in order to meet robust local demand. With installation of the second line, the annual production capacity at the subsidiary is expected to be 1.8 million crankshafts from 0.8 million crankshafts. Summed up with the annual capacity of the Osaka Steel Works (4.0 million crankshafts), the total annual capacity of three bases is expected to be 7.3 million crankshafts.

The Railway, Automotive & Machinery Parts Company is developing new products and responding to customer needs. It developed the "Tough Bright" forged aluminum wheel for trucks and buses that is shinier than any domestically manufactured wheel, and commenced sale of this new product in April 2005. Through this new product, which combines the mechanical strength of forging with a lustrous finish, the Railway, Automotive & Machinery Parts Company is aiming to boost sales.

Consolidated total sales for the Railway, Automotive & Machinery Parts Company were 44.5 billion yen.

(Sumitomo Metals (Kokura), Ltd. and other companies)

Investments at Sumitomo Metals (Kokura), Ltd. were made to increase the capacity of the plant to supply high-grade specialty steel bars to meet firming demand from automotive manufacturers. An additional steel bar inspection line was installed, and the range of the size that can be rolled at the wire rod mill was increased to secure steel bar rolling capacity.

Including figures from other affiliate companies such as Sumitomo Metals (Naoetsu), Ltd., consolidated total sales for Sumitomo Metals' steel business were 660.6 billion yen, and consolidated operating profit was 144.3 billion yen.

<Engineering>

Engineering Company

Amid ongoing declines in public sector investment in the domestic market, the harsh business climate continued for the Engineering Company. To strengthen its business fundamentals, the Engineering Company is assessing its business model and long-term growth potential, and is reducing its overall operations while strengthening its abilities in promising sectors.

As part of this strategye, in October 2005 the Energy Facilities Engineering Division and Sumitomo Metal Plantec Co., Ltd. were merged to form Sumitomo Metal Pipeline and Piping, Ltd. Through the integration of sales, technical and engineering functions, the management efficiency is being improved and the business foundation is being strengthened.

Consolidated total sales for the Engineering Company were 19.2 billion yen, and consolidated operating loss was 2.2 billion yen.

<Electronics>

Consolidated total sales in the electronics sector were 30.2 billion yen, and consolidated operating profit was 1.4 billion yen.

Consolidated total sales for businesses other than those listed above were 20.4 billion yen, and consolidated operating profit was 1.5 billion yen.

a-2 Targets for FY 2006

Although there are concerns over the effects of the surge in crude oil prices, we expect steady growth in domestic and overseas economies to continue during the second half of this fiscal year. We expect that demand for steel materials, principally used by manufactures such as auto makers and used in the energy sector, will continue to be firm during the second half of this fiscal year.

Given these conditions, the Sumitomo Metals Group is working to secure steady supplies of raw materials and maintain stable operations of the production facilities in order to respond to customers' demands for a steady supply of steel. The Group will also continue efforts to promote cost-cutting measures and improve the pricing of steel products.

The Group is carrying out various measures as set forth in our Medium-Term Business Plan (FY2003 to FY2006), and is "preparing the ground" for the next upswing.

The Company is working with Nippon Steel Corporation and Kobe Steel, Ltd. to share iron- and steel-making facilities and deepen the level of cooperation among the three companies in pursuit of greater individual benefits.

On a consolidated basis, this fiscal year the Company aims to achieve sales of 1,510.0 billion yen; recurring profit of 250.0 billion yen and net income of 197.0 billion yen. On a non-consolidated basis, we are targeting sales of 925.0 billion yen, recurring profit of 175.0 billion yen, and net income of 111.0 billion yen. On both a consolidated and a non-consolidated basis, we are aiming to achieve record levels of recurring profit and net income. We are also targeting to further reduce consolidated debt to around 710.0 billion yen.

b. Financial situation

As a result of a considerable improvement in profitability and a further reduction in total assets, the Company realized 150.2 billion yen in cash from operations in the reporting period. The use of 50.2 billion yen for investment and 120.8 billion yen for the reduction of debt resulted in a balance of outstanding cash of 21.9 billion yen at the end of the first half of FY 2006, 20.5 billion yen lower than at the end of FY 2005.

Reduction of debt is an important management issue for the Company. Debt reduction has proceeded as planned, exceeding the target set forth in the Medium-Term Business Plan (FY2003 to FY2006) a year ahead of schedule. Consolidated debt, which stood at 885.9 billion yen at the end of FY 2005, has been reduced by 89.7 billion yen, to 796.1 billion yen by the end of the first half of FY 2005. Net debt – i.e., the total of outstanding borrowing minus cash and time deposits – came to 774.1 billion yen.

	End of FY2003	End of FY2004	End of FY2005	End of the first half of FY2006
Equity ratio	15.5%	18.8%	25.1%	29.0%
Equity ratio on a market value basis	12.2%	33.4%	48.2%	95.6%
Years to debt redemption	7.7 years	5.4 years	3.2 years	2.6 years
Interest coverage ratio	11.0	13.3	24.1	99.3

Equity ratio: Shareholders' capital/total assets

Equity ratio on a market value basis: Total market value of shares/Total assets

Years to debt redemption: debt/(Operating cash flow - Interest payments)

(converted to the annual rate for the first half of FY 2006)

Interest coverage ratio: Operating cash flow/Interest payments

* All figures are calculated on a consolidated basis.
* "Debt" means net debt, i.e., the total of outstanding borrowing plus corporate debentures minus cash and time deposits.
* "Interest payments" means the net interest payment burden (net total of interest payments and interest and dividends received)
* "Operating cash flow" means, in the case of FY2003, the operating cash flow minus the special retirement payments accompanying the transfer of employees loaned to other companies.

c. Operational risks

Risk considerations in respect of operations and other matters concerning Sumitomo Metals and the Sumitomo Metals Group include increases in steel raw materials prices, change of product selling prices, foreign exchange rate movements, interest rate fluctuations, natural disasters and accidents, and effects of environmental laws and regulations, among others. Realization of any of these risks could greatly influence our investors' decision-making. Conscious of the potential for such events to occur, the Company is taking steps to prepare with a combination of preventive and reactive measures.

Forward-Looking Statements

This press release contains certain forward-looking statements. The company has tried, whenever possible, to identify these forward-looking statements using words such as "anticipated," "believes," "estimates," "expects," "plans," "intends" and similar expressions. Similarly, statements herein that describe the company's business strategy, outlook, objectives, plans, intentions or goals are also forward-looking statements. Such forward-looking statements

involve known and unknown risks, uncertainties and other factors which could cause the company's actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties may include, but are not limited to: the company's ability to successfully implement its strategies to restructure the steel business and reinforce its financial structure; the effects of and changes in Japanese and worldwide general economic conditions and in the steel industry in particular, including the severity of any economic slowdown, technological and other changes affecting the manufacture of and demand for Sumitomo Metal Industries Group's products, changes in Japanese or other countries' laws and regulations, including with regard to taxation and other risks and uncertainties set forth in subsequent press releases and in Sumitomo Metal Industries Group's public filings. These statements reflect the company's current beliefs and are based upon information currently available to it. Be advised that developments subsequent to this release are likely to cause these statements to become outdated with the passage of time. The company disclaims any intent or obligation to update these forward-looking statements.

Consolidated Statements of Income for the Interim Period

(Unit: Million Yen)

Items	Current Interim Period (First Half of FY2006)		Previous Interim Period (First Half of FY2005)		Change	Previous Period (FY2005)	
(Recurring profit and loss)							
Operating income and expenses:							
Revenues:							
Sales		730,565		573,911	156,654		1,236,920
Cost and expenses:							
Cost of sales	△518,570		△432,319			△924,258	
Selling, general and administrative expenses	△67,189	△ 585,759	△63,266	△495,585	△90,173	△129,783	△1,054,042
Operating profit		144,805		78,325	66,480		182,878
Non-operating income and expenses:							
Non-operating income:							
Interest	515		914			1,726	
Dividend income	2,006		1,651			2,490	
Equity in earnings of unconsolidated subsidiaries and associated companies	6,811		6,987			14,104	
Other	2,844	12,178	2,849	12,402	△224	8,019	26,340
Non-operating expenses:							
Interest expense	△6,495		△9,378			△17,536	
Other	△18,647	△25,143	△9,721	△19,100	△6,042	△18,437	△35,973
Recurring profit		131,840		71,627	60,213		173,245
(Non-recurring profit and loss)							
Non-recurring profit:							
Gain on sales of investment securities	6,843		3,435			29,372	
Gain on sales of property, plant, equipment and other assets	-		-			1,196	
Other	-	6,843	-	3,435	3,407	848	31,417
Non-recurring loss:							
Loss on asset impairment	△3,179		-			-	

Loss on business restructuring	△5,056		-			△6,839	
Charge for transitional obligations for employees' retirement benefits	-		△3,267			△6,534	
Loss on disposal and sales of property, plant, equipment and other assets.	-		-			△16,823	
Loss resulting from disaster damage	-		-			△3,489	
Other	-	△8,236	-	△3,267	△4,968	△1,398	△35,085
Net income before taxes and minority interests		130,448		71,795	58,652		169,577
Corporate taxes, residential taxes and business taxes	△50,565		△5,102			△16,139	
Adjustments for corporate taxes, etc.	13,409	△37,155	△20,714	△25,816	△11,338	△40,741	△56,881
Minority interests		△1,220		△857	△362		△1,831
Net income		92,072		45,120	46,951		110,864

Consolidate Balance Sheet for the Interim Period

(Unit: Million Yen)

Items	Current Interim Period (At the end of September 2005)	Previous Interim Period (At the end of September 2006)	Previous Period (At the end of March 2005)
(Assets)			
Current assets	620,751	585,796	604,604
Cash and deposits	22,037	47,720	42,547
Trade notes and accounts receivable	180,175	168,282	190,087
Marketable securities	0	10	0
Inventories	352,014	297,464	305,930
Other	67,096	72,890	66,573
Allowance for doubtful receivables	△573	△572	△534
Fixed assets:	1,379,754	1,353,124	1,318,489
Property, plant and equipment	1,000,353	1,013,196	1,006,958
Building and structures	240,003	253,310	246,229
Machinery and equipment	352,181	382,277	365,490
Land	345,998	340,525	349,185
Construction in progress	52,727	27,734	36,998
Other	9,442	9,349	9,054
Intangibles	5,956	7,522	6,563
Investments and other assets:	373,443	332,405	304,967
Investment securities	334,888	252,790	260,186
Other	39,519	80,465	45,682
Allowance for doubtful receivables	△964	△850	△901
Deferred assets:	46	50	48
Total assets	2,000,553	1,938,970	1,923,142
(Liabilities)			
Current liabilities:	902,625	865,865	867,868
Trade notes and accounts payable	329,558	247,119	295,384
Short-term bank borrowings	388,642	413,586	420,482

Current portion of bonds	31,400	96,600	34,000
Other	153,024	108,560	118,000
Long-term liabilities	479,465	635,751	537,963
Bonds	96,600	98,600	116,950
Long-term borrowings	279,535	442,076	314,486
Liability for employees' retirement benefits	34,022	32,454	34,600
Liability for rebuilding furnaces	4,247	4,250	4,237
Other	65,059	58,369	67,689
Total liabilities	1,382,091	1,501,617	1,405,831
(Minority interests)			
Minority interests	39,272	24,219	34,073
(Shareholders' equity)			
Capital	262,072	262,072	262,072
Capital surplus	61,897	61,897	61,897
Retained earnings	183,253	49,902	115,851
Land revaluation surplus	16,547	16,276	16,298
Unrealized gain on available-for-sale securities	57,641	26,465	31,165
Foreign currency translation adjustments	△1,894	△3,317	△3,798
Treasury stock, at cost	△327	△162	△248
Total shareholders' equity	579,190	413,134	483,237
Total liabilities, minority interests and shareholders' equity	2,000,553	1,938,970	1,923,142

Summary of Segment Information
(Segment Information by Business Type)

1) Current Interim Period (Unit: Million yen)

Items	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales & Operating Profit							
Sales							
(1) Sales to customers	660,662	19,202	30,236	20,462	730,565	-	730,565
(2) Inter-segment sales	2,266	-	-	8,106	10,373	(10,373)	-
Total Sales	662,929	19,202	30,236	28,569	740,938	(10,373)	730,565
Operating expenses	518,532	21,433	28,825	27,001	595,792	(10,032)	585,759
Operating profit	144,397	△2,230	1,411	1,567	145,146	△341	144,805

2) Previous Interim Period (Unit: Million yen)

Items	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales & Operating Profit							
Sales							
(1) Sales to customers	507,553	22,026	23,434	20,896	573,911	-	573,911
(2) Inter-segment sales	2,536	3	-	7,367	9,907	(9,907)	-
Total Sales	510,090	22,030	23,434	28,264	583,819	(9,907)	573,911
Operating expenses	431,554	24,276	22,513	26,693	505,037	(9,451)	495,585
Operating profit	78,535	△2,246	921	1,570	78,781	△456	78,325

3) Previous Period (Unit: Million yen)

Items	Steel	Engineering	Electronics	Other	Total	Corporate or Eliminations	Consolidated
Sales & Operating Profit							
Sales							
(1) Sales to customers	1,085,767	57,189	49,083	44,881	1,236,920	-	1,236,920
(2) Inter-segment sales	5,356	3	-	16,378	21,738	(21,738)	-
Total Sales	1,091,123	57,193	49,083	61,259	1,258,659	(21,738)	1,236,920
Operating expenses	907,374	62,068	47,845	57,720	1,075,009	(21,967)	1,054,042
Operating profit	183,749	△4,875	1,237	3,538	183,650	△771	182,878

(Reference)

November 9, 2005

Sumitomo Metal Industries, Ltd.

1. Nationwide crude steel production volume

FY2006 ending March 31,2006	
First half	Full-year forecast
57 million tons	113 million tons (approx.)

2. Sumitomo Metals' crude steel production volume (*1)

Result for FY2005		FY2006	
First half	Full year	First half	Full-year forecast
6.38 million tons	12.87 million tons	6.7 million tons	13.3 million tons (approx.)

3. Export ratio (*2) (by monetary value)

FY2006	
First half	Full-year forecast
43%	43% (approx.)

<Non-consolidated>

FY2006	
First half	Full-year forecast
41%	41% (approx.)

4. Exchange rate

First half of FY2006	Forecast for FY2006
109 yen/$	110 yen/$ (approx.)

5. Effect on profits of yen appreciation by one yen (Consolidated)

Forecast for FY2006
1.3 billion yen per year (approx.)

6. Average price of steel products (*3) (thousand yen/ton)

<Consolidated>

Result for the first half of the FY2006: 88.5 thousand yen/ton

Forecast for the FY2006: 91 thousand yen/ton (approx.)

<Non-consolidated>

Result for the first half of the FY2006: 95.7 thousand yen/ton

Forecast for the FY2006: 98 thousand yen/ton (approx.)

7. FY2006 forecast of sales and operating profits/losses by segment (Consolidated) (billion yen)

	First half		Full year	
	Sales	Operating profits and losses	Sales	Operating profits and losses
Steel	660.6	144.3	1,375 (approx.)	273.5 (approx.)
Engineering	19.2	Δ2.2	35 (approx.)	Δ5 (approx.)
Electronics	30.2	1.4	60 (approx.)	3.5 (approx.)
Other	20.4	1.2	40 (approx.)	3 (approx.)

8. Operating profits and losses (billion yen)

	Target for FY 2006
Consolidated	275 (approx.)
Non-consolidated	200 (approx.)

9. Capital investment and depreciation cost (property, plant and equipment) (billion yen)

	Results for FY2005		Targets for FY 2006	
	Consolidated	Non-consolidated	Consolidated	Non-consolidated
Capital investment	60.3	36.6	88 (approx.)	56 (approx.)
Depreciation cost	79.2	48	75 (approx.)	44 (approx.)

10. Number of employees

Effective manpower (person)

	The end of March 2005	The end of September 2005	Forecast for the end of March 2006
Consolidated	25,201	25,475	25,500 (approx.)
Non-consolidated	6,585	6,668	6,670 (approx.)

The number of current employees including loan employees

(person)

	The end of March 2005	The end of September 2005	Forecast for the end of March 2006
Non-consolidated	6,747	6,830	6,825 (approx.)

11. Analysis of factors affecting profits and losses (Consolidated)

Exchange rate (TTM)
The first half of the FY2005→The first half of the FY2006
Result for the first half of the FY2005:110 yen/$→Result for the first half of the FY2006:109 yen/$

Reasons for improvement of profits sand losses		Reasons for deterioration of profits and losses	
	(billion yen)		(billion yen)
(Product mix and sales prices, etc.)	133.7	(Raw material prices, etc.)	Δ79.0
(Cost improvement)	8.0	(Exchange rate fluctuation)	Δ2.5
Total	141.7	Total	Δ81.5

Recurring profits
Result for the first half of the FY2005: 71.6 billion yen→
Result for the first half of the FY2006: 131.8 billion yen (improvement of 60.2 billion yen)

12. Debt

(billion yen)

	The end of March 2005	The end of September 2005	Targets for the end of March 2006
Consolidated	885.9	796.1	710 (approx.)
Non-consolidated	617.1	580.8	565 (approx.)

(*1-3) including Sumitomo Metals (Kokura) Ltd., Sumitomo Metals (Naoetsu) Ltd. and Sumikin Iron & Steel Corporation)